UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 24, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q18 Results

3Q18 Results Fibria registers record-high Adjusted EBITDA, EBITDA/t, EBITDA margin and LTM FCF Leverage ratio down to lowest level since the inception of the Company, at 1.18 in USD 2Q18 3Q17 (LTM) Pulp Production 000 t 1,809 1,600 1,449 13% 25% 4,997 3,983 25% 6,656 Adjusted EBITDA(1) 31% 160% 156% R$ million 3,269 2,499 1,256 7,592 2,971 9,574 Net Financial Result(3) - - - R$ million (828) (2,239) 456 (3,338) (2) (4,118) - -50% -34% Dividends paid R$ million 0 260 0 260 395 260 ROIC % 20.0% 15.3% 6.3% 4 p.p. 14 p.p. 20.0% 6.3% 2 p.p. 20.0% Gross Debt (R$) R$ million 21,351 21,023 19,051 2% 12% 21,351 19,051 12% 21,351 Net Debt (R$) R$ million 12,721 13,804 12,238 -8% 4% 12,721 12,238 4% 12,721 Net Debt/EBITDA LTM x 1.33 1.83 3.24 -0.50 x -1.91 x 1.33 3.24 -0.59 x 1.33 (1) Adjusted by non-recurring and non-cash items. | (2) Calculation excludes pulp sales f rom agreement w ith Klabin. (3) Includes interest expenses, revenues f rom f inancial investments, mark-to-market of hedging instruments, monetary and exchange variation and others. | (4) Bef ore dividend payment, expansion and logistics capex, and land acquisition. (5) Includes the hedge f air value. | (6) For covenants purposes. 3Q18 Highlights Pulp production of 1,809 thousand tons, up 13% and 25% compared to 2Q18 and 3Q17, respectively. In the last 12 months, pulp production reached 6,656 thousand tons. Pulp sales, including the pulp supplied by Klabin, came to 1,988 thousand tons, 12% and 35% higher than in 2Q18 and 3Q17, respectively. Sales in the last 12 months amounted to 7,244 thousand tons. Record-high net revenue of R$5,836 million (2Q18: R$ 4,722 million | 3Q17: R$ 2,844 million). Average net sales price in the export market stood at US$749/t (R$ 2,962/t). In the last 12 months, net revenue was a record R$18,298 million. Cash cost stood at R$584/t, down 13% and 4% from 2Q18 and 3Q17, respectively (see page 7 for more details). Cash cost was 2% lower than the ex-downtimes and ex-truckers strike cost in 2Q18. Adjusted EBITDA set a new record of R$3,269 million, advancing 31% and 160% from 2Q18 and 3Q17, respectively. Adjusted EBITDA in the last 12 months came to R$9,574 million, with margin of 59%. Record EBITDA margin of 63% in 3Q18, excluding pulp sales from the agreement with Klabin. EBITDA/ton, excluding the volumes supplied by Klabin, set a new record of R$1,858/t (US$470/t), advancing 18% and 96% on 2Q18 and 3Q17, respectively. Free cash flow before expansion capex, pulp logistics, land acquisitions and dividends was R$1,540 million. In the last 12 months, FCF was a record R$3,960 million. Free cash flow yield stood at 9.5% in BRL and 10.8% in USD. Net income (loss) amounted to R$1,130 million (2Q18: R$(210) million | 3Q17: R$743 million). Net income in the first nine months of the year came to R$1,535 million. Gross debt in USD of US$5,332 million, down 2% and 11% from 2Q18 and 3Q17, respectively. Cash position of R$8,630 million or US$2,155 million, including the mark-to-market adjustment of derivative instruments. Net debt in USD of US$3,177 million, down 11% and 18% from 2Q18 and 3Q17, respectively. The ratio of Net Debt to EBITDA in USD was 1.18x (2Q18: 1.58x | 3Q17: 3.28x) and in BRL was 1.33x (2Q18: 1.83x | 3Q17: 3.28x). Total debt cost in USD, considering the full swap curve of liabilities in BRL, was 3.9% p.a. (2Q18: 4.3% p.a. | 3Q17: 3.5% p.a.), while the average debt maturity was 55 months (2Q18: 57 months | 3Q17: 54 months). Fibria was selected as a component of the portfolio for 2018-19 of the sustainability index DJSI Emerging Markets on the NYSE. Events after the reporting period Fibria got the approval of the waiver of the right to declare the early maturity of its Certificates of Agribusiness Receivables (CRAs), whose outstanding amount totals R$3.3 billion. FIBR3: R$75.52 Total common shares (ON): 553,934,646 The operating and financial information of Fibria Celulose S.A. for the third quarter of 2018 (3Q18) presented in this document is based on consolidated figures expressed in Brazilian real and was prepared in accordance with Brazilian Corporation Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. 2 Market Cap (Sept. 28, 2018): R$41.8 billion | US$18.9 billion(1) FBR: US$18.53 (1) Market cap in R$ translated at PTAX rate Investor Relations Guilherme Cavalcanti Camila Nogueira Roberto Costa Camila Prieto Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565 Conference Call: Oct. 24, 2018 English (simultaneous translation into Portuguese): 12 p.m. (Brasília) Dial-in from Brazil: +55 11 3193-1001 Other participants: +1-646-828-8246 Webcast: www.fibria.com.br/ir Net Debt/EBITDA LTM (US$)(6) x 1.18 1.58 3.28 -0.40 x -2.10 x 1.18 3.28 -0.64 x 1.18 Net Debt (US$) US$ million 3,177 3,580 3,863 -11% -18% 3,177 3,863 -18% 3,177 Cash(5) R$ million 8,630 7,219 6,813 20% 27% 8,630 6,813 27% 8,630 Gross Debt (US$) US$ million 5,332 5,452 6,013 -2% -11% 5,332 6,013 -11% 5,332 ROE % 39.4% 29.3% 7.5% 10 p.p. 32 p.p. 39.4% 7.5% 4 p.p. 39.4% Net Income R$ million 1,130 (210) 743 - 52% 1,535 813 89% 1,815 Free Cash Flow (4) R$ million 1,540 1,685 549 - 180% 3,169 1,234 157% 3,960 EBITDA margin pro-forma(2) % 63% 58% 49% 5 p.p. 14 p.p. 60% 44% 16 p.p. 59% Pulp Sales 000 t 1,988 1,768 1,475 12% 35% 5,347 4,316 24% 7,244 Net Revenue s R$ million 5,836 4,722 2,844 24% 105% 14,252 7,693 85% 18,298 Key Figures Unit 3Q18 2Q18 3Q17 3Q18 vs 3Q18 vs 9M18 9M17 9M 18 vs 9M 17 Last 12 months

3Q18 Results Contents Executive Summary ................................................................................................................... 4 Pulp Market ................................................................................................................................ 5 Production and Sales ................................................................................................................. 5 Analysis of Results ..................................................................................................................... 6 Financial Result.......................................................................................................................... 9 Net Income (Loss) .................................................................................................................... 11 Debt ......................................................................................................................................... 12 Capital Expenditure .................................................................................................................. 14 Free Cash Flow ........................................................................................................................ 15 ROE and ROIC ........................................................................................................................ 15 Capital Markets ........................................................................................................................ 16 Sustainability ............................................................................................................................ 17 Events after the reporting period .............................................................................................. 17 Appendix I – Gross Sales vs. Volume vs. Price* ...................................................................... 18 Appendix II – Income Statement .............................................................................................. 19 Appendix III – Balance Sheet ................................................................................................... 20 Appendix IV – Cash Flow ......................................................................................................... 21 Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)....... 22 Appendix VI – Financial and Operating Data ........................................................................... 23 3

3Q18 Results Executive Summary The Company’s results for the third quarter of 2018 were marked by several positive developments and new records. Demand remained solid during the quarter, which reduced the effects from the seasonality of this period of the year, while supply remained stable. In this scenario, Fibria sold almost 2 million tons, with hardwood pulp prices stable in Europe and fluctuating slightly in China. A widening in the spread between hardwood and softwood pulp prices in Europe, which ended the quarter at US$180/ton, also was observed. This positive environment combined with the higher sales volume and 10% appreciation in the average dollar against the Real supported EBITDA growth of 31% compared to 2Q18 and free cash flow of R$4.0 billion in the last 12 months. These results led the Company’s leverage ratio in USD to decline to 1.18x, which is the lowest level since Fibria’s inception. In 3Q18, pulp production came to 1,809 thousand tons, up 13% from 2Q18, primarily due to the lack of scheduled downtimes, the effects from the truck drivers’ strike in the prior quarter, operating efficiency gains, a higher number of production days and Horizonte 2 learning curve conclusion. Compared to 3Q17, the 25% increase is mainly due to the ramp-up of the new line Horizonte 2 and operating efficiency gains, which were partially neutralized by the effects from the planned reduction in production this quarter at the Aracruz Unit (as a continuation of the reduction of 200 thousand tons planned for 2018 in that Unit), as previously announced to the market. Sales volume amounted to 1,988 thousand tons, increasing 12% from 2Q18, mostly driven by higher sales volumes to Europe and Asia. Compared to 3Q17, the sales volume growth of 35% reflects the higher production volume at Horizonte 2, supported by the good performance of demand from Asia and Europe. Pulp inventories ended the quarter at 1,331 thousand tons, corresponding to 59 days, (2Q18: 1,260 thousand tons, 56 days | 3Q17: 1,069 thousand tons, 51 days). Production cash cost in the quarter stood at R$584/ton, down 13% from 2Q18, mainly due to the lack of scheduled downtimes, the better result from utilities (energy sales) and the lower consumption of chemicals and energy, with these factors partially neutralized by the appreciation in the average exchange rate. Compared to 3Q17, cash cost decreased 4%, primarily due to the conclusion of the production ramp-up at Horizonte 2, which helped to reduce wood costs, fixed costs and to improve the result of utilities (energy sales). Production cash cost in 3Q18 decreased 2% from the ex-downtimes and ex-trucker’s strike in 2Q18 (see details on page 7). Adjusted EBITDA in 3Q18 reached a record R$ 3,269 million, advancing 31% compared to 2Q18, driven by sales volume growth of 12% and the 10% appreciation in the average dollar against the Real in the period, which were partially offset mainly by the higher cash COGS, which in turn is explained by sales volume growth, since on a per ton basis cash COGS benefitted EBITDA. EBITDA margin stood at 63% excluding the sales of pulp from Klabin and 56% including this effect. Compared to 3Q17, the 160% increase in Adjusted EBITDA is mainly explained by the 25% appreciation in the average USD/BRL exchange rate, sales volume growth and the 22% increase in the average net price in USD, with these factors partially offset by higher cash COGS and selling, general and administrative expenses, due to higher sales volume and higher contribution of Horizonte 2 on the total sales. Free cash flow in the quarter before expansion capex for Horizonte 2, logistics projects, land acquisitions and dividends was R$1,540 million, compared to R$1,685 million in 2Q18, primarily due to the variation in working capital and higher net interest expenses, with these factors partially neutralized by the higher EBITDA. Compared to 2Q17, the 180% increase is due to the EBITDA growth of over R$2 billion, which was partially offset by the negative variation in working capital, higher maintenance capex and higher net interest expenses (see details on page 15). The net financial result was an expense of R$828 million in 3Q18, compared to a net financial expense of R$2,239 million in 2Q18 and net financial income of R$456 million in 3Q17. The positive variation in relation to the prior quarter is explained primarily by the lower effect from exchange variation on the debt and hedge position. Gross debt translated into USD stood at US$5,332 million, down 2% from 2Q18. Fibria ended the quarter with a cash position, including the mark-to-market adjustment 4

3Q18 Results of derivatives and net debt of R$3,177 million, down 11% and 18% from 2Q18 and 3Q17, respectively. Reflecting its ongoing deleveraging process, Fibria ended the quarter with a net debt/EBITDA ratio of 1.18x in USD and 1.33x in BRL. As a result of the aforementioned, Fibria posted net income of R$1,130 million in 3Q18, compared to a net loss of R$210 million in 2Q18 and net income of R$743 million in 3Q17. Pulp Market In 3Q18, Fibria set a new record for its quarterly sales, of approximately 2 million tons. The result reflects the solid demand for hardwood pulp throughout the quarter, which was supported by, among other factors, the low inventories held at the end of the prior quarter and the additional orders of pulp to supply new paper machines, especially in China, which reduced the effects from the seasonality typically observed during summer in the northern hemisphere. During the period, supply remained stable, without any new unexpected downtimes pressuring production volumes. In the quarter, the hardwood pulp price in Europe remained stable at US$1,050 per ton, according to PIX/FOEX. Softwood pulp prices, however, continued their upward trend that began in 2018, which widened the spread between the two fibers in Europe from US$150/ton at the end of June to R$180/ton at the end of September. In China, the FOEX price ended September at US$768/ton, roughly flat in comparison with the previous quarter. The vast list of new paper capacities expected to come online in all regions, not just in China, will continue to play an important role, coupled with the lack of new pulp capacities coming online. Production and Sales Production ('000 t) 3Q18 2Q18 3Q17 9M18 9M17 2Q18 3Q17 9M 17 months Dom es tic Market Pulp 192 174 166 10% 16% 540 478 13% 724 In 3Q18, pulp production came to 1,809 thousand tons, up 13% from 2Q18, mainly due to: i) the lower impact from scheduled downtimes (2Q18: scheduled downtimes at the Jacareí Unit and scheduled inspection on Line 2 of the Três Lagoas Unit); ii) the impact of the truck drivers' strike in the previous quarter (67 thousand tons of positive variation); iii) operating efficiency gains; iv) the higher number of production days (3Q18: 92 days | 2Q18: 91 days); and v) Horizonte 2 learning curve conclusion. Compared to 3Q17, the 25% increase is basically explained by the production ramp-up of the Horizonte 2 line and operating efficiency gains, which were partially offset by the planned reduction in production at the Aracruz Unit (-47 thousand tons this quarter). Pulp inventories ended the quarter at 59 days (2Q18: 56 days | 3Q17: 51 days) or 1,331 thousand tons. The calendar of maintenance and inspection downtimes at Fibria units through 2019 follows: 5 Export Market Pulp 1,797 1,594 1,309 13% 37% 4,807 3,838 25% 6,520 Total sales 1,988 1,768 1,475 12% 35% 5,347 4,316 24% 7,244 3Q18 vs 3Q18 vs 9M 18 vs Last 12 Pulp 1,809 1,600 1,449 13% 25% 4,997 3,983 25% 6,656 Sales Volume ('000 t)

3Q18 Results 12 months 15 months (1) Veracel is a joint operation betw een Fibria (50%) and StoraEnso (50%) and the total capacity is 1,120 thousand ton/year Sales volume amounted to 1,988 thousand tons, up 12% from 2Q18, due to the continued consistent demand and higher sales volumes mainly to Europe and Asia. Compared to 3Q17, the sales volume growth of 35% reflects the higher production volume at Horizonte 2, supported by the solid performance of demand especially from Asia, followed by Europe. In the quarter, sales volume from the agreement with Klabin came to 229 thousand tons (2Q18: 186 thousand tons). In 3Q18, Asia accounted for 45% of net revenue, followed by Europe with 32%, North America with 14% and Latin America with 9%. Analysis of Results Net Revenues (R$ million) 3Q18 2Q18 3Q17 9M18 9M17 2Q18 3Q17 9M 17 months Export Market Pulp 5,322 4,312 2,552 23% 109% 12,954 6,921 87% 16,654 Portocel 26 23 24 10% 9% 74 70 6% 96 Net revenue amounted to R$5,836 million in 3Q18, advancing 24% on 2Q18, driven by sales volume growth (+12%) and the USD/BRL appreciation of 10%. Compared to 3Q17, net revenue grew 105% supported by the dollar vs real appreciation of 25%, the sales volume growth of 35% (or 513 kt), mainly due to the conclusion of the ramp-up phase at Horizonte 2, and the increase in the net pulp price in USD of 22%. Cost of goods sold (COGS) related to production increased 12% compared to 2Q18, driven by sales volume growth and higher freight costs (see details below), with these factors partially offset by lower production cash costs at mills, benefiting cash-COGS per ton. Compared to 3Q17, the 52% increase reflects sales volume growth and higher freight costs. Excluding from the analysis the volume effect, freight cost per ton increased 8% in relation to 2Q18, mainly due to the 10% appreciation in the average dollar against the Real. Compared to 3Q17, the 42% increase in freight cost was due to: i) the 25% appreciation in the average dollar against the Real; ii) the sales mix, given the higher volumes shipped to Asia; and iii) the start-up of Horizonte 2, which is explained by the mill’s location further inland than the other units (higher average distance to port). Pulp production cash cost was R$584/ton in 3Q18, down 13% from 2Q18, mainly due to: i) the lack of scheduled downtimes; ii) the better result from energy sales (3Q18: R$67/t | 2Q18: R$37/t); iii) the lower consumption of chemicals and energy, due to higher operational efficiency of the mills and also as a result of the increase in the prior quarter due to the truck drivers’ strike, as reported in 2Q18 earnings release; and iv) the lower wood cost explained by the higher dilution resulting from the production ramp-up at Horizonte 2, whose cost is lower than Fibria’s average. These effects were partially offset by the appreciation in the 6 Total 5,836 4,722 2,844 24% 105% 14,252 7,693 85% 18,298 Total Pulp 5,810 4,699 2,820 24% 106% 14,177 7,622 86% 18,202 3Q18 vs 3Q18 vs 9M 18 vs Last 12 Dom es tic Market Pulp 488 387 268 26% 82% 1,223 701 74% 1,548 2019 1Q19 2Q19 3Q19 4Q19 2016 2017 2018 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Mills - capacity Aracruz A - 590 kt No maintenance downtime Aracruz B - 830 kt No maintenance downtime Aracruz C - 920 kt Jacareí - 1,100 kt No maintenance downtime Três Lagoas L1 - 1,300 kt No maintenance downtime Três Lagoas L2 - 1,950 kt Veracel - 560(1) kt No maintenance downtime

3Q18 Results average BRL/USD exchange rate (+R$12/t) and higher energy prices. When comparing the ex-downtime and ex-truckers’ strike 2Q18 cash cost, the 3Q18 cash cost decreased 2% mainly due to higher results with utilities. Compared to 3Q17, cash cost decreased 4% due to the conclusion of the production ramp-up at Horizonte 2, which contributed mainly to reducing wood costs, fixed costs and to improving the result from utilities (energy sales). The specific consumption of chemicals and energy also decreased, due to the operating stability and efficiency gains. These positive factors were partially offset by the appreciation in the average dollar and the higher cost of chemicals and energy, basically due to the higher dollar prices of caustic soda and natural gas. Inflation in the last 12 months measured by the IPCA index stood at 4.53% in the period. Bear in mind that the company is undergoing a period of non-recurring higher wood costs at the Aracruz Unit, as already informed to the market previously. Cash Cost (R$/t) Higher results with utilities (energy sales 3Q18: R$67/t | 2Q18: R$37/t) (27) 668 610 Wood (Horizonte 2 volumes) (11) Exchange rate 12 3Q17 2Q18 3Q18 Cash cost ex-downtime (R$/t) Truckers' strike 629 impact 610 Higher results with utilities (energy sales 3Q18: R$67/t | | 3Q17: R$ 44/t) (23) Lower chemicals and energy consumption (10) 3Q17 2Q18 3Q18 Exchange rate 24 Production Cash Cost 3Q17 Production Cash Cost 3Q18 Other Fixed Other Fixed Personnel 4% 6% Personnel 4% 5% Maintenance 9% Maintenance 11% Other Variable 2% Energy 4% Other Variable 4% Energy 3% 21% 19% Wood 49% Wood 51% 81% 79% Chemicals 22% Chemicals 26% Variable costs Fixed costs 7 Others(3) 3Q18584 Higher chemicals and energy prices23 Fixed cost dilution (Horizonte 2 learning curve)(11) 31 584 598 Pulp Cash Production CostR$/t 3Q17610 Wood (Horizonte 2 volumes)(26) Others2 3Q18584 Higher energy prices4 584 Lower chemicals and energy consumption(25) Pulp Cash Production CostR$/t 2Q18668 Maintenance and inspection downtimes(39)

3Q18 Results Selling expenses came to R$231 million in 3Q18, up 4% from 2Q18, reflecting the higher sales volume and the 10% appreciation in the average dollar vs the Real, with these factors partially offset by the lower expenses with terminals. Compared to 3Q17, selling expenses increased 85%, reflecting the higher sales volume from Horizonte 2 and the 25% dollar appreciation. On a per-ton basis, selling expenses decreased 7% compared to 2Q18, due to lower expenses with terminals and the result of having better operational stability in the logistics flow from Horizonte 2 line. Compared to 3Q17, the increase of 48%, was due to average dollar appreciation of 25% and the higher expense per ton at Horizonte 2 compared to the average of Fibria’s other production units. Selling expenses as a ratio of net revenue were 4% (2Q18: 5% | 3Q17: 4%). General and administrative expenses came to R$100 million, increasing 7% from 2Q18, primarily due to the higher expenses with outsourced services. Compared to 3Q17, the increase was due to the increases in outsourced services and the higher expenses with wages and benefits, including under the annual collective bargaining agreements. On a per-ton basis, G&A expenses decreased 5% compared to 2Q18 and increased 3% compared to 3Q17. General and administrative expenses as a ratio of net revenue stood at 2%, stable in relation to 2Q18 and 100 bps lower than in 3Q17. Other operating income (expenses) amounted to R$61 million in 3Q18, compared to other operating income of R$28 million in 2Q18 and expenses of R$34 million in 3Q17. The variation compared to 2Q18 is mainly explained by the impact from the revaluation of biological assets in the previous quarter. In comparison to 3Q17, the change is explained mainly due to the accounting effect in the period of the Company’s stock price increase over the variable remuneration plans. Adjusted EBITDA (R$ and US$ million) and EBITDA Margin (%)(1) Adjusted EBITDA/t(1) 63% 58% 49% 3,269 1,858 3Q18 2Q18 3Q17 3Q18 Adjusted EBITDA (R$ million) 2Q18 3Q17 Adjusted EBITDA (US$ million) Adjusted EBITDA R$/ton Adjusted EBITDA US$/ton (1) Excludes volume sold due to the agreement with Klabin Adjusted EBITDA in 3Q18 amounted to R$3,269 million, with adjusted EBITDA margin of 63% (excluding income from the contract with Klabin). The 31% increase compared to 2Q18 is explained by sales volume growth and the 10% appreciation in the average dollar against the Real, with these factors partially offset by the higher cash COGS, which also is explained by sales volume growth, since on a per ton basis cash COGS benefitted EBITDA. Compared to 3Q17, the 160% growth in Adjusted EBITDA is mainly explained by the 25% appreciation in the average dollar, the 35% growth in sales volume and the 22% increase in the average net price in USD, which were partially neutralized by higher cash COGS, also as a result of higher sales volume, and SG&A expenses, primarily due to higher sales volume and higher contribution of Horizonte 2 on the total sales. The following chart presents the main variations in the quarter: 8 1,580 470 947 438 299 2,499 827 1,256 693 397

3Q18 Results Adjusted EBITDA 3Q18 vs. 2Q18 (R$ million) 523 3,263 6 3,269 591 32 2,531 2,499 2Q18 Adjusted Non-recurring 2Q18 EBITDA Volume COGS S&M G&A Other oper. 3Q18 EBITDA Expenses Non-recurring 3Q18 Adjusted effects / non-EBITDA cash(1) EBITDA effects / non-cash (1) Price/Exchange Variation (1) Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income, tax credits, reappraisal of biological assets and recovery of contingencies. Financial Result 2Q18 3Q17 9M 17 Interest on financial investments 86 70 83 23% 4% 210 270 -22% 12% 33% 23% Financial Expenses (308) (275) (232) (845) (687) Interest - loans and financing (foreign currency) (148) (136) (111) 9% 33% (400) (328) 22% Monetary and Ex change Varia tions (444) (1,502) 377 - - (2,024) 130 - Foreign Exchange Variations - Other 49 250 (87) -80% - 279 (112) - (1) Change in the marked to market (3Q18: R$ 140 million | 2Q18: R$ (472) million | 3Q17: R$279 million), added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. Interest income came to R$86 million in 3Q18, 23% higher than in 2Q18, reflecting the higher balance of cash and financial investments, mainly due to the cash flow from our operations and new borrowings made in the period. Although the cash position grew 36% compared to 3Q17 (excluding the mark-to-market adjustment of hedge instruments), financial income remained stable, affected by the country’s lower interest rates. Interest expenses on borrowings amounted to R$310 million in 3Q18, increasing 12% and 18% from 2Q18 and 3Q17, respectively, due to the higher gross debt, higher Libor rate and the appreciation of the dollar against the real. The effects were partially offset by the lower basic interest rate in Brazil. The effects from exchange variation on the debt balance adversely reduced the Company’s income by R$493 million in the quarter, due to the 4% depreciation of the Real against the dollar (3Q18: R$4.0039 | 2Q18: R$3.8558). The mark-to-market adjustment of derivative instruments on September 30, 2018 was an expense of R$178 million, compared to the R$318 million expense from the mark-to-market adjustment at June 30, 2018, representing a positive variation of R$140 million. Although the depreciation in the BRL caused a negative variation of R$95 million in hedging instruments, the mark-to-market variation between the quarters was positive due to the settlement of operations coming due in the period, which totaled R$235 million (R$215 million from debt hedge, especially due to the settlement of an Export Credit Note operation, and R$20 million from operating hedge). The following table reflects the position of derivative instruments for hedging at the end of September: 9 Other Fina ncial Income / Expe nses (67) (52) (31) 29% 116% (160) (80) - Net Financial Re sult (828) (2,239) 456 -63% - (3,337) (2) - Foreign Monetary and Exchange Variations - Debt (493) (1,752) 464 - - (2,303) 242 - Capitalized interest(2) 2 3 31 - - 8 136 - Interest - loans and financing (local currency) (162) (142) (152) 14% 7% (453) (495) -8% Hedging(1) (95) (480) 258 - - (518) 365 - (R$ million) 3Q18 2Q18 3Q17 3Q18 vs 3Q18 vs 9M18 9M17 9M 18 vs Financial Income (including hedge result) (9) (410) 341 - - (308) 635 - (277) (10) (6) (89)

3Q18 Results Sw aps Maturity US Dollar Fixed jan/35 $ 757 $ 757 R$140 R$143 Pay US Dollar CPI jan/35 $ 757 $ 757 R$ - R$ - Zero-cost collar operations remained adequate given the current scenario for the local currency, especially given the volatility in the USD, since they allow for currency hedging at rates favorable to the Company while minimizing any adverse effects in the event of sharp appreciation in the BRL. The instruments allow for currency hedging at rate bands favorable to cash flow, within which Fibria neither pays nor receives the adjustment. In addition to protecting the Company in such scenarios, this characteristic also allows it to capture larger benefits in export revenues if the USD were to strengthen. Currently, these operations, which have a maximum term of 16 months, cover 42% of the net foreign exchange exposure, with their sole purpose to protect against cash flow exposure. The following table shows the instrument’s exposure through the contract expiration date and the respective average strikes per quarter: settled in settled in settled in settled in settled in 2Q18 3Q18 in 4Q18 maturity Meanwhile, the derivative instruments used to hedge debt (swaps) are designed to transform BRL-denominated debt into USD-denominated debt or to protect existing liabilities against adverse fluctuations in interest rates. Accordingly, all of the long legs of the swap correspond to the flows from the liabilities hedged. The fair value of these operations corresponds to the net present value of the expected flows until maturity (average of 56 months in 3Q18) and therefore has a limited cash impact. Forestry partnership agreements and standing-timber supply agreements entered into on December 30, 2013 are denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not 10 Settled Settled To be settled To be To be To be To be To be Total 1Q19 2Q19 3Q19 4Q19 1Q20 Notional (USD MM) 544 705 840 675 350 310 165 15 2,355 Strike put avg. 3.15 3.18 3.25 3.32 3.44 3.74 3.88 3.96 3.41 Strike call avg. 4.48 4.23 4.36 4.21 4.23 4.45 4.56 4.72 4.33 Cash impact on settlement (R$ million) 6 (20) - - - - - - - Net (a+b+c+d)R$ (178) R$ (318) Embedded Derivatives Total (d)R$140 R$143 Options Total (c)R$ (262) R$ (219) Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Receive Notional (MM)Fair Value sep/18jun/18sep/18jun/18 Receive US Dollar Libor (1)$-$- $-R$-R$-Brazilian Real CDI (2)aug/20R$86 R$ 335 R$87 R$582 Brazilian Real TJLP (3) 0 R$-R$ - R$-R$-Brazilian Fixed (4)jul/19R$56 R$73 R$54 R$70 Brazilian Real IPCA (5)sep/23R$ 1,089 R$ 1,072 R$ 1,105 R$ 1,112 Receive Total (a)R$ 1,246 R$ 1,764 Pay US Dollar Fixed (1)$-$- $ - R$-R$-US Dollar Fixed (2)aug/20$43 $171 R$ (174) R$ (837) US Dollar Fixed (3) 0$-$ - R$-R$-US Dollar Fixed (4) jul/19$25 $32 R$(95) R$ (117) Brazilian Real CDI (5)sep/23R$ 1,028 $ 1,028 R$ (1,033) R$ (1,052) Pay Total (b)R$ (1,302) R$ (2,006) Net (a+b)R$(56) R$ (242) Option US Dollar Optionsaté 16M$ 2,355 $ 2,255 R$ (262) R$ (219)

3Q18 Results related to inflation in the economic environments where the forests are located, which therefore constitutes an embedded derivative. Such instruments, which are presented in the above table, consists of a swap contract with the short leg consisting of the variations in the U.S. CPI during the period of the aforementioned agreements. See note 5 of the 3Q18 Financial Statements for more details and for a sensitivity analysis of the fair value in the event of substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the São Paulo Stock Exchange (B3 - Brasil, Bolsa, Balcão), and only have a cash impact upon their respective maturities and amortizations. The Company’s Governance, Risk and Compliance Department is responsible for complying with and controlling positions involving market risk and functionally reports directly and independently to the Chairman of the Board, ensuring the applicability of the policy. Fibria’s Treasury Department is responsible for executing and managing the financial operations. Net Income In 3Q18, the Company posted net income of R$1,130 million, compared to net losses of R$210 million in 2Q18 and of R$743 million in 3Q17. The variation compared to 2Q18 is mainly explained by the lower exchange variation compared to the previous quarter, whose impact is over financial result, and the higher operating result, which were partially offset by the higher expenses with Income Tax. Compared to 3Q17, the 52% increase is mainly due to the higher operating income, which more than offset the negative variation in the financial result. Cash earnings per share, i.e. excluding depreciation, depletion, inflation adjustment and exchange variation (see the reconciliation on page 23), was 31% higher than in 2Q18, which is explained by sales volume growth and the appreciation in the average dollar against the Real in the period. Compared to 3Q17, the 158% increase is explained by the 25% appreciation in the average dollar against the Real, sales volume growth and the 22% higher net price in USD. The following chart shows the main factors influencing net income (loss) in 3Q18, starting with Adjusted EBITDA in the same period: 3,269 Adjusted EBITDA 3Q18 Exchange variation debt Net Interest Deprec.,amortiz. and depletion Income tax Other (1) Net Income 3Q18 MtM derivatives (1)Includes other exchange variations and inflation adjustments, other financial income/expenses and other operating income/expenses. 11 (493) (95) (222) (748) 1,130 (557)(24)

3Q18 Results Debt Jun/17 Sep/17 Gross Debt R$ million 21,351 21,023 19,051 2% 12% Gross Debt in US$(1) R$ million 13,309 13,136 11,500 1% 16% Cost of debt (foreign currency) (2) -0.1 p.p. 0.3 p.p. % p.a. 4.5% 4.6% 4.2% Short-term debt % 11% 8% 8% 3 p.p. 3 p.p. Cash and market securities in US$ R$ million 3,554 3,042 2,293 17% 55% Cash and cash Equivalents (3) R$ million 8,630 7,219 6,813 20% 27% -0.5 -1.9 Net Debt/EBITDA (in R$) x 1.33 1.83 3.24 (1) Includes BRL to USD sw ap contracts. The original debt in dollars w as R$ 13,044 million (61% of the total debt) and debt in reais w as R$ 8,307 million (39% of the debt) (2 The costs are calculated considering the debt sw ap. (3) Includes the f air value of derivative instruments. (4) For covenant purposes. Gross debt at September 30, 2018 was R$ 21,351 million, an increase of R$ 328 million or 2% compared to the end of 2Q18. The following chart shows the changes in gross debt during the quarter: Gross Debt (R$ million) 119 13 21,351 21,023 493 310 Gross Debt Jun/2018 Loans Principal Payment Interest Payment Interest Accrual Foreign Exchange Variation Others Gross Debt Sep/2018 Financial leverage measured by the net debt/EBITDA LTM ratio fell to 1.18x in USD and to 1.33x in BRL as of September 30, 2018 (versus 1.58x in USD and 1.83x in BRL at the end of 2Q18). It is the lowest level of leverage of the Company since its inception, both in dollar and in Real. Continuing its liability management initiatives, the Company will prepay the Bond issued by its joint operation VOTO IV, signed on June 24, 2005 and, therefore, transferred the amount of R$386 million to the short term, signed on September 28, 2018. The bond has a coupon of 7.75% p.a., US$96 million outstanding and former maturity in 2020. The payment is expected to occur on October 30, 2018 and is estimated in US$106 million, including premium and interest. The Company also settled an Export Credit Note with a contracted average interest rate of 105.85% of the CDI totaling R$272 million, of which R$153 million outstanding and R$119 million of interest. 12 (221) (386) Net Debt/EBITDA (in US$)(4) x1.181.583.28-0.4-2.1 Net DebtR$ million12,72113,80412,238-8%4% Fair value of derivative instrumentsR$ million(178)(318)329-44%-154% Cash and market securities in R$R$ million5,2544,4954,19117%25% Cost of debt (local currency) (2) % p.a.8.7%9.3%8.3%-0.6 p.p.0.4 p.p. Average maturitymonths555754-21 Gross Debt in R$R$ million8,0427,8877,5512%7% UnitSep/18Jun/17Sep/17Sep/18 vsSep/18 vs

3Q18 Results The total average cost¹ of debt measured in USD was 3.9% p.a. (Jun/18: 4.3% p.a. | Sept/17: 3.5% p.a.), which is composed of the average cost of bank debt in local currency of 8.7% p.a. (Jun/18: 9.3% p.a. | Sept/17: 8.3% p.a.), which fell due to the decline in the future DI interest rate curve and Libor, and of the cost in foreign currency of 4.5% p.a. (Jun/18: 4.6% p.a. | Sept/17: 4.2% p.a.). The following charts show Fibria’s debt by instrument, index and currency (including debt swaps): Gross Debt by Index Gross Debt by Type Gross Debt by Currency 6% 16% 24% 23% 20% 38% 8% 13% 9% 62% 37% 41% Pre-Payment BNDES NCE Others Bond Finnvera ARC Libor TJLP Others Pre Fixed CDI Local currency Foreign currency (1)Total average cost, considering debt in reais adjusted by the market swap curve. (2)Considers the debt with swap in foreign currency. The average term of total debt was 55 months at Sep/18, compared to 57 months at Jun/18 and 54 months at Sep/17. The following chart shows the debt amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) 9,808 Revolver Cash on hand1 2,124 2,147 2,103 58 2,748 Liquidity 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 (1)Not including the mark-to-market of hedge instruments. The balance of cash and cash equivalents on September 30, 2018 was R$8,630 million, including the R$178 million loss from the mark-to-market adjustment of hedge instruments. Excluding the effect from the mark-to-market adjustment of cash, 60% was invested in local currency, government bonds and fixed-income instruments, while the remainder was invested in short-term investments abroad. The Company has one untapped revolving credit facility in local currency in the amount of R$1 billion, which is available through 2021, at a cost of CDI plus 2.5% p.a. when used (0.40% p.a. while on stand-by). These funds, although untapped, help improve the company’s liquidity conditions. As a result, the current cash position of R$8,630 million plus this line of R$1 billion amounts to a readily available cash position of R$9,630 million. Accordingly, the ratio of cash (including the stand-by credit facility) to short-term debt stood at 4.2x at September 30, 2018. 13 1,000 2,617 2,653 2,944 2,977 2,806 8,808 271 1,052 1,887 2,581 2,554 709 534 1,645 1,565 1,590 766 458 1,939

3Q18 Results The following chart shows the evolution in Fibria’s net debt and leverage ratio since September 2017: Net Debt / EBITDA (x) (US$) 3.28 (R$) 3.24 2.49 2.08 1.83 2.41 1.33 2.02 1.58 1.18 13,804 12,721 3,177 Sep/17 Dec/17 Mar/18 Jun/18 Sep/18 Net Debt (R$ million) Net Debt (US$ million) Capital Expenditure 2Q18 3Q17 9M 17 months Forest Expansion - H2 Project - - 60 - - - 176 - 62 Safety/Environment 17 11 11 51% 44% 38 32 21% 55 Maintena nce, IT, Modernization 128 154 94 -17% 36% 391 355 10% 521 IT 5 4 3 34% 69% 11 6 95% 21 Subtotal Ma intenance 704 645 516 9% 36% 1,864 1,480 26% 2,446 Pulp logistics 35 4 13 - - 197 30 - 215 Capital Expenditure (capex) in the quarter came to R$788 million, down 34% from 2Q18, due to the acquisition of land in the previous quarter and to the lower costs with expansion (Horizonte 2 Project). These effects were partially offset by the increase in forest maintenance, which in turn was due to higher expenses with the purchase of standing wood. Compared to 3Q17, the decline is due to the lower expenses with the H2 Project (higher execution curve that quarter), which were partially offset by the incorporation of the forest development of H2 as Forestry Renewal. 14 Others 2 0 2 - -11% 3 3 -6% 5 Total Capex 788 1,187 1,303 -34% -40% 2,761 3,706 -25% 3,725 La nd acquisition 0 429 0 - - 429 3 - 444 Modernization 13 13 12 -2% 8% 39 85 -54% 53 Maintenance 110 137 79 -19% 39% 341 264 29% 447 Forestry Renewal 560 480 411 17% 36% 1,435 1,093 31% 1,871 Subtotal Expa nsion 47 109 772 -57% -94% 268 2,190 -88% 616 (R$ million) 3Q18 2Q18 3Q17 3Q18 vs 3Q18 vs 9M18 9M17 9M 18 vs Last 12 Industrial Expansion - H2 Project 47 109 712 -57% -93% 268 2,015 -87% 554 12,238 12,331 12,774 3,863 3,728 3,843 3,580

3Q18 Results Free Cash Flow 2Q18 3Q17 9M 17 months (-) Total Capex (788) (1,187) (1,307) -34% -40% (2,762) (3,709) -26% (3,726) (-) Interest (paid)/received (344) (233) (209) 47% 65% (724) (516) 40% (979) (+/-) Working Capital (612) 105 32 - - (1,706) 288 - (2,044) Land acquisition Capex 0 424 - - - 425 - - 424 Pulp logistics 34 4 14 - 136% 196 34 468% 215 Free cash flow was positive R$1,540 million in 3Q18 (excluding the effects from H2 CAPEX, land acquisitions, pulp logistics and dividends), compared to the positive free cash flows of R$1,685 million in 2Q18 and of R$549 million in 3Q17. The decrease of 9% in the quarter was mainly due to the variation in working capital and higher net interest expense, which in turn were due to the interest amortization schedule, with higher impact from Export Credit Notes and Bonds, partially offset by the higher EBITDA. Regarding working capital, the main change was an increase in the items trade receivables, as a result of higher sales and due to a temporary and non-recurrent impact of a few days in discount credit letters operations related to the sales to Asia. The amount received until the release of 3Q18 results related to these sales totaled R$531 million (US$129 million). Compared to 3Q17, the increase of 180% reflects EBITDA growth, which was partially offset by the negative variation in working capital, higher sustaining capex and higher net interest expenses, which in turn were due to the bond issues since 3Q17 (CRA and 2025 Bonds). Considering free cash flow before capex for the Horizonte 2 Project, land acquisitions, pulp logistics and dividends, free cash flow yield in the last 12 months stood at 9.5% in BRL and 10.8% in USD. ROE and ROIC In terms of return indicators, certain accounting adjustments should be observed, considering the differences in accounting treatment under IFRS standards (CPC 29 | IAS 41). 2Q18 3Q17 IAS 41 adjustments(1) R$ million 189 155 (30) 22% - Capex LTM(2) R$ million (2,417) (2,266) (1,968) 7% 23% Income Tax LTM R$ million (67) (37) (43) 82% 57% (1) Average of the last f our quarters. (2) Calculation excludes non-recurrent Horizonte 2 Project, modernization projects, pulp logistics project and non-recurrent land acquisition. 15 ROE%39.4%29.3%7.5%10.1 p.p.31.9 p.p. Adjusted Income LTM (ex-payed interest)R$ million 6,1104,4131,059 38%477% Net interest LTMR$ million (979) (845)(706) 16%39% Adjusted EBITDA LTMR$ million 9,5747,5613,775 27%154% Shareholders' Equity (adjusted)R$ million 15,49315,05914,083 3%10% Return on EquityUnit3Q182Q183Q173Q18 vs3Q18 vs Shareholders' Equity(1) R$ million 15,30414,90514,113 3%8% Ajusted Free Cash Flow 1,540 1,685 549 -9% 180% 3,169 1,234 157% 3,960 Dividends 0 260 0 - -91% 260 395 -34% 260 (+/-) Others (27) (25) (1) 9% - (63) 3 - (55) Free Cash Flow 1,460 888 (237) - - 2,020 (1,385) - 2,444 Project H2 Capex 46 109 772 -57% -94% 268 2,190 -88% 616 (-) Income tax (39) (10) (9) 290% 343% (58) (27) 115% (67) (-) Dividends (0) (260) (0) - -91% (260) (395) -34% (260) (R$ million) 3Q18 2Q18 3Q17 3Q18 vs 3Q18 vs 9M18 9M17 9M 18 vs Last 12 Adjusted EBITDA 3,269 2,499 1,256 31% 160% 7,592 2,971 156% 9,574

3Q18 Results 2Q18 3Q17 Total Assets R$ million 40,099 38,974 36,574 3% 10% Property, plant and equipment in progress(1) R$ million (335) (451) (4,223) -26% -92% Adjustment CPC 29(1) R$ million 287 234 (45) 22% - Capex ex-H2 Project LTM(2) R$ million (2,417) (2,266) (1,968) 7% 23% Adjusted Income LTM R$ million 7,090 5,258 1,765 35% 302% (1) Average of the last f our quarters. (2) Calculation excludes non-recurrent Horizonte 2 Project, modernization projects, pulp logistics project and non-recurrent land acquisition. Capital Markets Equity Average Daily Trading Volume (US$ million) Average Daily Shares Volume (million shares) 300 16 14 12 10 8 6 4 2 0 250 200 150 100 50 0 Jul-18 Aug-18 Sep-18 Jul-18 Aug-18 Sep-18 B3 NYSE B3 NYSE Average daily trading volume in Fibria stock in the quarter was approximately 2.7 million shares, stable compared to 2Q18. Meanwhile, average daily financial trading volume in the stock was US$51.9 million, stable compared to 2Q18, of which US$36.0 million was on the São Paulo Stock Exchange (B3) and US$15.9 million on the New York Stock Exchange (NYSE). Total Free Float (B3 + NYSE) Votorantim S.A. 162,974,335 29.42 Treasury 631,633 0.11 Dom est c (Brazil) 37% Fore ign 63% Free Float 229,173,890 41.37 On September 30, 2018, the Company's share capital was represented by 553,934,646 common shares. The number of shares comprising the free-float was 229,173,890 (41.37%), which is traded on the B3 and on the NYSE, of which 63% was held by foreign investors and 37% by local investors. The Company has 631,633 shares held in treasury. Fibria’s market capitalization was R$41.8 billion on September 30, 2018. 16 TOTAL 553,934,646 100.00 Board of Directors, Fiscal Council and Executive Officers 72,107 0.01 BNDESPar 161,082,681 29.08 Shareholders Structure Common Shares % Daily average 3Q18: 2.7 million shares Daily average 3Q18: US$51.9 million ROIC % 20.0% 15.3% 6.3% 4.7 p.p. 13.7 p.p. Income Tax LTM R$ million (67) (37) (43) - 57% Adjusted EBITDA LTM R$ million 9,574 7,561 3,775 27% 154% Adjusted Invested Capital R$ million 35,404 34,262 27,925 3% 27% Invested Capital R$ million 35,117 34,027 27,970 - 26% Liabilities (ex-debt)(1) R$ million (4,647) (4,496) (4,382) 3% 6% Return on Invested Capital Unit 3Q18 2Q18 3Q17 3Q18 vs 3Q18 vs

3Q18 Results Fixed Income Unit Sep/18 Jun/18 Sep/17 Jun/18 vs Sep/17 Fibria 2024 - Price USD/k 100.6 100.9 107.6 0% -6% Fibria 2025 - Price USD/k 92.7 92.6 - 0% - Fibria 2027 - Price USD/k 99.2 99.4 106.1 0% -6% Sustainability The Company was selected for the sixth consecutive time as a component of NYSE’s Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), continuing with its participation in the notorious index since its launch. The announcement of the 2017/18 portfolios of the Dow Jones Sustainability Indexes was made on September 13 by RobecoSAM. Fibria has been a component of at least one of the indexes (DJSI Emerging Markets/DJSI World) since its founding, which attests to its solid performance in sustainability dimensions over the years. Events after the reporting period On October 3, the Company announced to its shareholders and the market the approval, in the General Meeting of Holders of CRAs, of the waiver of their rights to declare the early maturity of the Agribusiness Receivables Certificates in case of Corporate Restructuring, for six of the nine outstanding series, subject to the payment of a premium, on the date of the consummation of the possible Corporate Reorganization, equivalent to 0.40% of the nominal value of the respective series on the dates of the meetings, to all holders of CRAs under the approved series. The principal of the six series that approved such waivers is an aggregate R$3.3 billion and payment of the premium will result in a total estimated disbursement of R$14 million. The Company also informed that it continues to take the necessary measures to approve the waiver of the rights to declare the early maturity of the CRAs under the other series. 17 Treasury 10 y%3.12.92.3 0.2 p.p. 0.8 p.p. Fibria 2027 - Yield%5.65.64.7 0.0 p.p. 0.9 p.p. Fibria 2025 - Yield%5.45.4-0.0 p.p. - Sep/18 vsSep/18 Fibria 2024 - Yield%5.15.13.9 0.1 p.p. 1.2 p.p.

3Q18 Results

Fixed Income

	Unit	Sep/18	Jun/18	Sep/17	Sep/18 vs Jun/18	Sep/18 vs Sep/17
Fibria 2024 - Yield	%	5.1	5.1	3.9	*0.1 p.p.*	*1.2 p.p.*
Fibria 2024 - Price	USD/k	100.6	100.9	107.6	*0%*	*-6%*
Fibria 2025 - Yield	%	5.4	5.4	-	*0.0 p.p.*	-
Fibria 2025 - Price	USD/k	92.7	92.6	-	*0%*	-
Fibria 2027 - Yield	%	5.6	5.6	4.7	*0.0 p.p.*	*0.9 p.p.*
Fibria 2027 - Price	USD/k	99.2	99.4	106.1	*0%*	*-6%*
Treasury 10 y	%	3.1	2.9	2.3	*0.2 p.p.*	*0.8 p.p.*

Sustainability

The Company was selected for the sixth consecutive time as a component of NYSE's Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), continuing with its participation in the notorious index since its launch. The announcement of the 2017/18 portfolios of the Dow Jones Sustainability Indexes was made on September 13 by RobecoSAM.

Fibria has been a component of at least one of the indexes (DJSI Emerging Markets/DJSI World) since its founding, which attests to its solid performance in sustainability dimensions over the years.

Events after the reporting period

On October 3, the Company announced to its shareholders and the market the approval, in the General Meeting of Holders of CRAs, of the waiver of their rights to declare the early maturity of the Agribusiness Receivables Certificates in case of Corporate Restructuring, for six of the nine outstanding series, subject to the payment of a premium, on the date of the consummation of the possible Corporate Reorganization, equivalent to 0.40% of the nominal value of the respective series on the dates of the meetings, to all holders of CRAs under the approved series. The principal of the six series that approved such waivers is an aggregate R$3.3 billion and payment of the premium will result in a total estimated disbursement of R$14 million.

The Company also informed that it continues to take the necessary measures to approve the waiver of the rights to declare the early maturity of the CRAs under the other series.

17

3Q18 Results Appendix II – Income Statement Net Revenue 5,836 100% 4,722 100% 2,844 100% 24% 105% Foreign Sales 5,322 91% 4,312 91% 2,552 90% 23% 109% Cost related to production (2,466) -42% (2,234) -47% (1,688) -59% 10% 46% General and administrative (100) -2% (94) -2% (72) -3% 7% 38% Equity 0 0% 1 0% (0) 0% - - Current Income taxes expenses (19) 0% (26) -1% (4) 0% -28% 423% Net Income (Loss) attributable to controlling equity interest 1,127 19% (212) -4% 742 26% - 52% Depreciation, amortization and depletion 748 13% 712 15% 538 19% 5% 39% Fair Value of Biological Assets - 0% (90) -2% - 0% - - Accruals for losses on ICMS credits (0) 0% 41 1% 31 1% - - (*) Calculation excludes pulp sales from agreement hith Klabin Net Revenue 14,252 100% 7,693 100% 85% Foreign Sales 12,954 91% 6,921 90% 87% Cost related to production (6,549) -46% (5,001) -65% 31% Selling and marketing (638) -4% (362) -5% 76% Financial Result (3,338) -23% (2) 0% - Other operating (expenses) income (99) -1% (222) -3% -55% Current Income taxes expenses (63) 0% (51) -1% 23% Net Income (Loss) attributable to controlling equity interest 1,528 11% 807 10% 89% Depreciation, amortization and depletion 2,079 15% 1,518 20% 37% Fair Value of Biological Assets (90) -1% 223 3% - Accruals for losses on ICMS credits 75 1% 77 1% -3% (*) Calculation excludes pulp sales from agreement hith Klabin 19 EBIT DA margin pro-forma 7,592 60% 2,971 44% 156% Tax Incentive (1) 0% (4) 0% - EBIT DA adjusted 7,592 53% 2,971 39% 156% Property, Plant and Equipment disposal 33 0% (41) -1% - EBIT DA 7,576 53% 2,716 35% 179% Equity (1) 0% 0 0% - Net Income (Loss) attributable to non-controlling equity interest 7 0% 6 0% 4% Deffered Income taxes expenses (562) -4% (331) -4% 70% Net Income (Loss) 1,535 11% 813 11% 89% LAIR 2,159 15% 1,196 16% 81% Equity 1 0% (0) 0% - General and administrative (268) -2% (199) -3% 35% Freight (1,201) -8% (711) -9% 69% Operating Profit 6,502 46% 1,981 26% 228% Cost of sales (7,750) -54% (5,712) -74% 36% Domestic Sales 1,297 9% 772 10% 68% Income Statement - Consolidated (R$ million) 9M18 9M 17 9M 18 vs R$ AV% R$ AV% 9M 17 (%) EBIT DA margin pro-forma 3,269 63% 2,499 58% 1,256 49% 31% 160% Tax Credits/Reversal of provision for contingencies(0) 0% (0) 0% (2) 0% - - EBIT DA adjusted (*) 3,269 56% 2,499 53% 1,256 44% 31% 160% Fixed Assets disposals 8 0% 17 0% 7 0% -55% 7% EBIT DA 3,262 56% 2,531 54% 1,219 43% 29% 168% Equity (0) 0% (1) 0% 0 0% - - Net Income (Loss) attributable to non-controlling equity interest 2 0% 2 0% 1 0% 8% 129% Deffered Income taxes expenses (538) -9% 236 5% (391) -14% - 38% Net Income (Loss) 1,130 19% (210) -4% 743 26% -638% 52% Other operating (expenses) income (61) -1% 28 1% (34) -1% - 82% Operating Income 1,686 29% (420) -9% 1,137 40% -502% 48% Financial Result (828) -14% (2,239) -47% 456 16% - - Freight (463) -8% (382) -11% (242) -9% 21% 91% Operating Profit 2,907 50% 2,107 45% 913 32% 38% 218% Selling and marketing (231) -4% (222) -5% (125) -4% 4% 85% Cost of sales (2,929) -50% (2,616) -55% (1,931) -68% 12% 52% Domestic Sales 514 9% 411 9% 291 10% 25% 76% INCOME ST AT EMENT - CONSOLIDAT ED (R$ million) 3Q18 2Q18 3Q17 3Q18 vs 3Q18 vs R$ AV% R$ AV% R$ AV% 2Q18 (%) 3Q17 (%)

3Q18 Results Appendix III – Balance Sheet Cash and cash equivalents 4,946 3,283 4,052 Short-term debt 2,286 1,701 1,693 Derivative instruments 79 20 124 Trade Accounts Payable 3,345 3,013 3,110 Inventories 2,948 2,802 2,080 Tax Liability 185 161 246 Others 278 176 188 Others 169 186 125 NON CURRENT 2,180 2,711 4,063 NON CURRENT 19,866 20,131 18,254 Derivative instruments 336 305 324 Accrued liabilities for legal proceedings 205 195 166 Recoverable taxes 569 582 1,868 Others 420 411 319 Others 318 318 311 Investments 188 181 153 Equity attributable to shareholders of the Company 16,137 15,005 14,577 Biological assets 4,472 4,330 4,253 Capital Reserve 20 20 13 Equity valuation adjustment 3,158 2,027 2,382 Equity attributable to non-controlling interests 75 72 73 20 TOT AL SHAREHOLDERS' EQUIT Y 16,212 15,078 14,650 TOT AL ASSET S 42,699 40,869 38,693 TOT AL LIABILIT IES 42,699 40,869 38,693 Treasury stock (19) (19) (23) Intangible assets 4,555 4,572 4,592 Statutory Reserve 3,249 3,249 2,476 Property, plant & equipment , net 15,483 15,565 15,102 Issued Share Capital 9,729 9,729 9,729 Fostered advance 661 659 645 Deferred income taxes 124 679 753 Derivative instruments 176 203 163 Marketable securities 170 168 162 Long-term debt 19,064 19,322 17,606 Recoverable taxes 1,730 1,632 273 Dividends and Interest attributable to capital payable 6 6 262 Trade accounts receivable, net 2,146 1,513 1,193 Payroll and related charges 212 154 202 Securities 3,692 4,087 2,619 Derivative Instruments 418 440 152 BALANCE SHEET (R$ million) ASSET S Sep/18 Jun/18 Dec/17 LIABILIT IES Sep/18 Jun/18 Dec/17 CURRENT 15,820 13,511 10,530 CURRENT 6,621 5,661 5,790

3Q18 Results Appendix IV – Cash Flow Adjusted by 444 1,502 (377) 2,024 (130) (+) Foreign exchange losses, net (0) (1) 0 (1) 0 (+) Equity in losses of jointly-venture 8 17 7 33 (41) (+) (Gain)/loss on disposal of property, plant and equipment 308 274 232 843 687 (+) Interest expense 12 12 9 35 25 (+) Provisions and other Decrease (increase) in assets Inventories (168) (141) (107) (688) (155) Other assets/advances to suppliers (96) (0) (38) (68) (45) Trade payable 244 345 442 (65) 998 Payroll, profit sharing and related charges 58 41 45 10 19 Cash provided by operating activities Interest paid (386) (259) (303) (845) (745) Acquisition of property, plant and equipment and intangible assets and forests (745) (1,172) (1,299) (2,678) (3,687) Marketable securities, net 409 (1,083) (631) (1,054) (1,611) Derivative transactions settled (235) (9) (20) (206) 55 Capital Increase - - - - Others - - - - - Borrowings 117 438 1,073 1,112 3,713 Dividends paid (0) (260) (0) (260) (395) - 2 - 2 - Effect of exchange rate changes on cash and cash equivalents 124 311 (111) 420 (97) Cash and cash equivalents at beginning of year 3,283 2,852 3,096 4,052 2,660 21 Cash and cash equivalents at end of year 4,946 3,283 2,845 4,946 2,845 Net increase (decrease) in cash and cash equivalents 1,663 430 (251) 894 185 Other 1 4 2 6 5 NET CASH USED IN FINANCING ACT IVIT IES (103) 59 756 (557) 2,621 Repurchase of shares - - - - (17) Repayments - principal amount (221) (124) (320) (1,416) (686) NET CASH USED IN INVEST ING ACT IVIT IES (606) (2,275) (1,967) (4,011) (5,058) Cash flows from financing activities Proceeds from sale of investment - Losango Project - - - - 202 Acquisition of interest in subsidary - - (19) - (19) Proceeds from sale of property, plant and equipment 8 4 10 13 24 Advances for acquisition of timber from forestry partnership program (42) (16) (7) (84) (22) Income taxes paid (39) (10) (9) (58) (27) NET CASH PROVIDED BY OPERAT ING ACT IVIT IES 2,247 2,335 1,070 5,042 2,718 Cash flows from investing activities Interest received 43 26 94 121 229 Other payable (13) (16) 45 61 50 Taxes payable 56 12 (12) (25) (33) Increase (decrease) in liabilities Recoverable taxes (84) (115) (144) (218) (392) Trade accounts receivable (609) (20) (199) (712) (155) (+) Program Stock Options 0 0 1 1 2 (+) Impairment of recoverable ICMS (0) 41 31 75 77 (+) Interest and gain and losses in marketable securities (59) (55) (64) (148) (218) (+) Fair value of biological assets - (90) - (90) 223 (+) Change in fair value of derivative financial instruments 95 481 (258) 519 (365) (+) Depreciation, depletion and amortization 748 712 538 2,079 1,518 INCOME (LOSS) BEFORE T AXES ON INCOM E 1,686 (420) 1,137 2,159 1,196 UNAUDIT ED CONSOLIDAT ED ST AT EM ENT OF CASH FLOW (R$ million) 3Q18 2Q18 3Q17 9M18 9M 17

3Q18 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net 828 2,239 (456) (+) Depreciation, amortization and depletion 748 712 538 (+) Equity (0) (1) 0 (+/-) Loss (gain) on disposal of property, plant and equipment 8 17 7 (-) Tax credits/reversal of provision for contingencies (0) (0) (2) EBITDA is not a standard measure established by Brazilian or international accounting rules and represents earnings (losses) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527, of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, gains (losses) from write-offs of fixed assets, the fair value of biological assets and tax credits/reversal of provision for contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or as an indicator of liquidity for the periods presented. 22 EBITDA Adjusted 3,269 2,499 1,256 (+) Accrual for losses on ICMS credits (0) 41 31 (-) Fair Value of Biological Assets - (90) - EBITDA 3,262 2,531 1,219 (+) Taxes on income 557 (210) 394 Adjusted EBITDA (R$ million) 3Q18 2Q18 3Q17 Income (loss) of the period 1,130 (210) 743

3Q18 Results Appendix VI – Financial and Operating Data 2Q18 3Q17 Closing 4.0039 3.8558 3.3238 3.1680 4% 26% Pulp net revenues distribution, by region 3Q18 2Q18 3Q17 2Q18 3Q17 months 2Q18 3Q17 months PIX Europe 1,050 1,044 872 1,010 1% 20% Net Debt / Adjusted EBITDA LTM* (US$) 1.18 1.58 3.28 Cash + Adjusted EBITDA LTM* / Short-term Debt 7.96 8.69 6.74 *LTM: Last tw elve months (+) Depreciation, depletion and amortization 748 712 538 (+) Change in fair value of derivative financial instruments 95 481 (258) (+) Change in fair value of biological assets - (90) - (+) Interest on Securities, net (59) (55) (64) (+) Accruals for losses on ICMS credits (0) 41 31 (+) Stock Options program 0 0 1 23 Cash earnings (R$ million) 3,242 2,473 1,256 Outstanding shares (million) 554 554 554 Cash earnings per share (R$) 5.9 4.5 2.3 (+) Provisions and other 12 12 9 (+) Interest on loan accrual 308 274 232 (+) Loss (gain) on disposal of Property, Plant and Equipment 8 17 7 (+) Equity (0) (1) 0 (+) Unrealized foreign exchange (gains) losses, net 444 1,502 (377) Reconciliation - net income to cash earnings (R$ million) 3Q18 2Q18 3Q17 Net Income (Loss) before income taxes 1,686 (420) 1,137 Total Debt / Total Capital (gross debt + net equity) 0.57 0.58 0.57 Financial Indicators Sep/18 Jun/17 Sep/17 Net Debt / Adjusted EBITDA LTM* (R$) 1.33 1.83 3.24 PIX China 770 769 642 0% 20% 755 Pulp price - FOEX BHKP (US$/t) 3Q18 2Q18 3Q17 3Q18 vs 3Q18 vs Last 12 3Q18 vs3Q18 vsLast 12 Europe 32% 30% 33% 2 p.p. -1 p.p. 31% North America 14% 16% 24% -2 p.p. -10 p.p.16% Asia 45% 46% 33% -0 p.p. 13 p.p. 44% Brazil / Others 9% 9% 10% 0 p.p. -1 p.p. 9% Average 3.9533 3.6046 3.2460 3.1640 10% 25% Exchange Rate (R$/US$) 3Q18 2Q18 1Q18 3Q17 3Q18 vs 3Q18 vs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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